FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 06 August 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 - Arsenal Sponsorship sent to the London Stock Exchange on 06 August 2004







O2 STRIKES SPONSORSHIP EXTENSION WITH ARSENAL

Released: 6 August 2004

O2 today announced it has signed a two year sponsorship extension with Arsenal Football Club. As official club and shirt sponsor as well as exclusive mobile communications partner to Arsenal, the sponsorship will continue and run until August 2006.

New additions to the deal include O2 investing in supporters and grass roots initiatives from the youth teams to its first team, by sponsoring Arsenal's new membership scheme 'The Arsenal', Arsenal Ladies and a commitment to the Club's community programmes, including Arsenal Soccer Schools.

Last season was hugely successful for Arsenal on the pitch and for O2 off the pitch - research has shown that O2's deal with Arsenal is the most cost-effective sponsorship campaign in European football. In addition, spontaneous brand awareness of mobile phone companies' sports sponsorships place O2's Arsenal sponsorship amongst the highest awareness at 20%.

The O2 and Arsenal Football Club partnership dates back to 2002 and is one of the most technically and commercially advanced interactive sponsorship deals in English football. There is a strong interactive element included in the sponsorship with joint branded interactive mobile data, providing a portfolio of exclusive content enabling fans to be among the first to catch up on Arsenal's progress over the season.

Services also include multi-media messaging services (MMS) images before and after every league fixture, live goal text alerts and post-match comments from Arsene Wenger. New Arsenal mobile products and services such as personalised kit wallpapers will also be available to Arsenal fans this season.

Dave McGlade, chief executive officer, O2 UK, said: "O2 is proud to be continuing its successful partnership with Arsenal Football Club, following an outstanding 2003/04 season. By linking a successful brand with a successful team we have created a dynamic partnership which is financially beneficial to both parties, an enormous brand builder and, above all, great for the fans and customers. We are successfully integrating O2's mobile technology, interactive services and online content to offer supporters added value."

Keith Edelman, Arsenal's managing director, added: "Our relationship with O2 has gone from strength to strength. This is one of the most exciting eras in our history and we are delighted that O2's support is helping the Club continue its current success - both on and off the pitch."

Adrian Ford, commercial director of Arsenal Football Club, commented: "We are delighted to be continuing our work with O2. Its involvement with 'The Arsenal' Membership and our community initiatives shows O2's commitment to the Club as a whole - not just the first team. We are looking forward to a new and prosperous season with O2 as our partners."

As well as their highly successful partnership with Arsenal, O2 is also sponsor of England Rugby. Both relationships have been extremely successful in raising O2's brand exposure and awareness. O2 now enjoys 72% name recognition among the British public (81% brand recognition among corporate audiences).

                                     -Ends-
Note to Editors
Photography is available on request from 10.30am, 6 August 2004, by calling the O2 UK press office on +44 (0)1753 565656 or the contacts below

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

Simon Gordon                              Caroline Nelson
Press Relations Manager                   O2 UK PR
mmO2 plc                                  caroline.nelson@o2.com
simon.gordon@o2.com                       t: +44 (0)7931 752 832
t: +44 (0)771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 06 August 2004                    By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary